

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2013

Via E-mail
Tassos Recachinas, President
HDS International Corp.
10 Dorrance Street, Suite 700
Providence, RI 02903

> **Re: HDS International Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 18, 2013**
> **File No. 333-182573**

Dear Mr. Recachinas:

We have reviewed the above-referenced filing and the related response letter dated January 14, 2013 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 7, 2012.

Prospectus Cover Page

1.   We note the revisions made in response to prior comments 4 and 5; however, the use of proceeds is not an appropriate subject for cover page disclosure. The cover page should be limited to the information indicated in Item 501 of Regulation S-K. Accordingly, please remove the use of proceeds table from the cover page.

2.   It appears that in revising the cover page, you have deleted the cross-reference to risk factors required by Item 501(b)(5) of Regulation S-K. Please restore the cross-reference.

Risk Factors

"We rely on the know-how and expertise of Dr. Alexander Chirkov, inventor…," page 8

3.   In response to prior comment 13 you indicate that your chief executive officer and your chief scientific officer are employed on a part-time basis. Given the importance of these employees to the implementation of your business plan, it appears that you should include a discussion of the number of hours per week each of these individuals intends to devote to your business. It appears also that this risk factor is duplicated on page 10.

Business, page 19

4.   We note your revisions to the business section; however, it does not appear that you have included disclosure responsive to prior comment 12, which we reissue. Please expand your disclosure to describe the renewable energy and eco-sustainability products you intend to market, your revenue model and how you plan to monetize your technologies, and the principal markets or potential clients for the products you propose to develop. It is unclear from your disclosure what your business plan is.

5.   We note that your wholly-owned Canadian subsidiary has entered into a license agreement with Hillwinds Energy Development Corp., also controlled by your sole officer and director, as well as a seven-year exclusivity agreement with the City of Saint John, NB, Canada for the installation of an "anaerobic digester." Describe how you intend to earn revenues from these arrangements and include the agreements, or incorporate them by reference, as exhibits to your registration statement. Alternatively, provide us with your an analysis as to why the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 33

6.   Please update the information in this section, including the summary compensation table and the director compensation table, to provide information as of December 31, 2012, your last completed fiscal year. Refer to paragraphs (l) and (r) of Item 402 of Regulation S-K.

Selling Shareholders, page 35

7.   It appears that several of the selling shareholders share the same last name as your president, Tassos Recachinas. Please disclose the nature of the relationship between these selling shareholders and your president. In addition, disclose whether there are any other familial relationships between any of the selling shareholders and Tassos Recachinas.

Exhibits, page 68

Legality Opinion, Exhibit 5.1

8.   With respect to the securities to be sold by the company, the legality opinion should state in clear and unambiguous terms whether those securities, when sold, will be fully paid and non-assessable. Refer to Section II.B.1.a. of Staff Legal Bulletin No. 19, available on our website. Please have counsel revise to include a clear statement to this effect.

9.   The statement in the legality opinion that the authorized capital stock includes 25,000,000 shares of preferred stock appears to be inconsistent with disclosure in the prospectus. Further, given that the company has filed several different S-1 registration statements, the

opinion should specify by file number or otherwise the S-1 registration statement to which the opinion relates. Please revise accordingly.

<u>Undertakings, page 69</u>

10.   We note your revisions in response to prior comments 21 and 22. It appears that the undertakings in paragraphs (4) and (7), which relate to information omitted pursuant to Rule 430A and equity offerings of non-reporting registrants, respectively, do not apply to your offering. Please consider removing these undertakings. In addition, it appears that the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K should be included. Please revise or advise.

If you have any questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.